SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-36615

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2022

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I

REGISTRANT INFORMATION

GWG Holdings, Inc.
Full name of registrant

Former name if applicable

325 N. St. Paul Street, Suite 2650
Address of principal executive office (Street and number)

Dallas, Texas 75201
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

GWG Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Form 10-Q”) within the prescribed time period because the Company requires additional time to complete its financial statements and related disclosures to be included in the Form 10-Q. On April 1, 2022, the Company filed with the Securities and Exchange Commission a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) because the Company required additional time to complete its financial statements and related disclosures. The Company has not finalized its financial statements for the Form 10-K, and the Company is not in a position to file its Form 10-Q until after the financial statements for the Form 10-K have been finalized.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Evans	267	258-2856
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2021 for the reasons stated in its Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on April 1, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

In the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, the Company reported The Beneficient Company Group, L.P. and its subsidiaries (“Ben”) on a consolidated basis in the Company’s condensed consolidated financial statements for the quarter ended March 31, 2021. As previously disclosed in the Company’s Current Report on Form 8-K filed November 15, 2021, the Company does not expect Ben to be a consolidated subsidiary in the Company’s consolidated financial statements for the year ended December 31, 2021, or for any periods thereafter. Prior to the preparation of the Company’s condensed consolidated financial statements for the quarter ended June 30, 2022, the Company is unable to provide a reasonable estimate of the results for such period.

GWG Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2022	By:	/s/ Timothy Evans
	Name:	Timothy Evans
	Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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